As filed with the Securities and Exchange Commission on December 20, 2007

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

NORTHERN PERU COPPER CORP.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
NORTHERN PERU COPPER CORP.
(Name of Persons Filing Statement)
Common Shares, Without Par Value
(Title of Class of Securities)
665604
(CUSIP Number of Class of Securities (if applicable))
CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of person(s) authorized to receive notices and communications on behalf of persons filing this statement)
with copies to:

Riccardo A. Leofanti	Fred R. Pletcher
Skadden, Arps, Slate, Meagher	Borden Ladner Gervais LLP
& Flom LLP	1200 Waterfront Centre
222 Bay Street, Suite 1750	200 Burrard Street
Toronto, Ontario, Canada M5K 1J5	Vancouver, B.C., Canada V7X 1T2
(416) 777-4700	(604) 687-5744

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Document 1: Directors’ Circular, dated December 20, 2007, of Northern Peru Copper Corp.
Item 2. Informational Legends
See “Notice to Non-Canadian Shareholders” on the outside front cover of the Directors’ Circular.

This document is important and requires your immediate attention. If you are in doubt about how to respond to the offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

DIRECTORS’ CIRCULAR

recommending

ACCEPTANCE

of the offer by

COPPER BRIDGE ACQUISITION CORP.,

to be jointly owned by

CHINA MINMETALS NON-FERROUS METALS CO., LTD.

and

JIANGXI COPPER COMPANY LTD.,

to purchase all of the outstanding common shares of

NORTHERN PERU COPPER CORP.

for $13.75 per common share.

DIRECTORS’ RECOMMENDATION

The Board of Directors of Northern Peru unanimously recommends that Shareholders
ACCEPT the Offer and DEPOSIT their Shares under the Offer.

December 20, 2007

NOTICE TO NON-CANADIAN SHAREHOLDERS

The Offer is made for the securities of a Canadian issuer and while the Offer is subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States and other non-Canadian jurisdictions. The financial statements of Northern Peru are prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of the United States and other non-Canadian jurisdictions. The enforcement by Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that Northern Peru is incorporated under the laws of British Columbia, the majority of its officers and directors are residents of Canada and that all or a substantial portion of its assets are located in Peru.

December 20, 2007

Dear Shareholder:

Re: Take-over Bid by Copper Bridge Acquisition Corp.

Enclosed with this Directors’ Circular is an offer (the “Offer”) from Copper Bridge Acquisition Corp. (the “Offeror”), which, at the Expiry Time, will be jointly owned by China Minmetals Non-Ferrous Metals Co., Ltd. (“Minmetals”) and Jiangxi Copper Company Ltd. (“Jiangxi”), to purchase all of the common shares (the “Shares”) of Northern Peru Copper Corp. (“Northern Peru”) at a price of $13.75 per Share. The Board of Directors of Northern Peru unanimously recommends that you ACCEPT the Offer and DEPOSIT your Shares under the Offer.

The Board of Directors, assisted by its financial and legal advisors, has carefully considered all aspects of the Offer as well as the factors described in the enclosed Directors’ Circular, and has concluded that the Offer is fair to the holders of Shares (the “Shareholders”) and in the best interests of Northern Peru and the Shareholders. In reaching its conclusions, the Board of Directors took into account the following significant considerations, among others:

•	the price offered by the Offeror represents a premium of:

•	approximately 34% over the closing price per Share on November 30, 2007, the date final proposals were received by Northern Peru pursuant to its auction process;

•	approximately 34% over the volume weighted average price of the Shares on the TSX for the 20 day trading period prior to December 5, 2007, the last trading day of the Shares on the TSX preceding the announcement by Northern Peru, Minmetals and Jiangxi that they had entered into a Support Agreement with respect to the Offer; and

•	approximately 21% over the closing price per Share on December 5, 2007, the date prior to the announcement of the Offer;

•	after exploring an extensive range of strategic alternatives and approaching other potential purchasers, the Offer had emerged as the strategic alternative that provides the highest Shareholder value with the lowest completion risks;

•	the terms and conditions of the Offer, including the ability of Northern Peru to respond to certain unsolicited proposals that are superior to the Offer; and

•	shareholders who own securities representing in aggregate approximately 42.5% of the issued and outstanding Shares, on a fully-diluted basis, have agreed to deposit under the Offer all of the Shares beneficially owned by them and further agreed not to deposit such Shares under any other Acquisition Proposal unless it represents a Superior Proposal as determined by the Board of Directors and the Support Agreement is terminated.

I urge you to read the enclosed material carefully. If you have any questions about the Offer, please contact investor relations at the telephone number listed on the back page of this Directors’ Circular.

Sincerely,

(Signed) ROSS J. BEATY,

Chairman of the Board of Directors

1550-625 Howe Street, Vancouver, B.C. Canada V6C 2T6
Tel. 604.687-0407 Fax. 604.687-7041

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Directors’ Circular are forward-looking information (within the meaning of Canadian securities laws) and forward-looking statements, collectively “forward-looking statements”, and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “is expected”, “is subject to”, “estimates”, “forecasts”, “intends, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Northern Peru to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of Northern Peru include, among other things: risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in Northern Peru’s annual information form and Form 40-F annual report as filed with the applicable Canadian and U.S. securities regulators and available at www.sedar.com and www.sec.gov, respectively.

Although Northern Peru has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in these forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Northern Peru does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after December 20, 2007 or to reflect the occurrence of unanticipated events, except as required by law.

CURRENCY

All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated. References in this Directors’ Circular to “US$” are to United States dollars. On December 19, 2007, the Bank of Canada noon rate of exchange for United States dollars was $1.00 = US$0.9944.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Northern Peru is a reporting issuer or equivalent in the provinces of British Columbia, Alberta and Ontario in Canada and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in those provinces. Continuous disclosure documents are available at www.sedar.com and at www.sec.gov.

NORTHERN PERU COPPER CORP.

DIRECTORS’ CIRCULAR

This directors’ circular (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors”) of Northern Peru Copper Corp. in connection with the Offer dated December 20, 2007 made by Copper Bridge Acquisition Corp. (the “Offeror”), which, at the Expiry Time, will be jointly owned by China Minmetals Non-Ferrous Metals Co., Ltd. (“Minmetals”) and Jiangxi Copper Company Ltd. (“Jiangxi”), to purchase all of the common shares of Northern Peru (the “Shares”) at a price of $13.75 per Share.

The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, Northern Peru and the Offeror are set out in the Offer, the take-over bid circular (the “Offeror’s Circular”) which accompanies and forms part of the Offer, and the letter of transmittal and the notice of guaranteed delivery which accompany the Offer.

The Offer was made pursuant to the terms of a support agreement (the “Support Agreement”) made as of December 5, 2007, among Northern Peru, Minmetals and Jiangxi and will be open for acceptance until 9:00 p.m. (Toronto time) on January 25, 2008 (the “Expiry Time”) unless extended or withdrawn by the Offeror. The Offeror is currently a wholly-owned indirect subsidiary of Minmetals and, following receipt of the PRC Approvals, will be owned jointly by Minmetals and Jiangxi. Minmetals and Jiangxi currently anticipate that the Offeror will be owned 60% by Minmetals and 40% by Jiangxi at the Expiry Time.

Information herein relating to Minmetals, Jiangxi, the Offeror and the Offer has been derived from the Offeror’s Circular. While the Board of Directors has no reason to believe that such information is inaccurate or incomplete, the Board of Directors does not assume any responsibility for the accuracy or completeness of such information. You are urged to read the Offeror’s Circular.

In this Directors’ Circular, “Northern Peru” refers to Northern Peru Copper Corp. and its subsidiaries unless the context requires otherwise.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has carefully considered the Offer, has received the recommendation of a special committee of independent directors that the Board of Directors established to review and consider the Offer (the “Special Committee”), has reviewed the fairness opinion (the “Fairness Opinion”) of its financial advisor, Genuity Capital Markets (“Genuity”), and has determined unanimously that the Offer is fair to the shareholders of Northern Peru (the “Shareholders”) and is in the best interests of Northern Peru and the Shareholders. The Board of Directors also determined that entering into the Support Agreement is in the best interests of Northern Peru and the Shareholders and approved the execution and delivery of the Support Agreement and unanimously resolved to recommend that Shareholders ACCEPT the Offer and DEPOSIT their Shares under the Offer.

DIRECTORS’ RECOMMENDATION

The Board of Directors of Northern Peru unanimously recommends that
Shareholders ACCEPT the Offer and DEPOSIT their Shares under the Offer

Shareholders should consider the terms of the Offer carefully and should come to their own decision as to whether to accept the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. Enquiries concerning the information in this Directors’ Circular should be directed to Northern Peru’s investor relations personnel at the telephone number listed on the back page of this Directors’ Circular.

REASONS FOR RECOMMENDATION OF THE OFFER

The Board of Directors has carefully considered all aspects of the Offer and has received the benefit of advice from its financial and legal advisors. In determining unanimously that the Offer is fair to Shareholders and is in the best interests of Northern Peru and its Shareholders and in determining to recommend the Offer to Shareholders, the Board of Directors considered a number of factors, including the following:

•	Offer Price Represents an Attractive Premium. The historical and recent trading prices of the Shares, including the fact that the price offered by the Offeror represents a premium of:

•	approximately 34% over the closing price per Share on the Toronto Stock Exchange (the “TSX”) on November 30, 2007, the date final proposals were received by Northern Peru pursuant to its auction process,

•	approximately 34% over the volume weighted average price of the Shares on the TSX for the 20 day trading period prior to December 5, 2007, the last trading day of the Shares on the TSX preceding the announcement by Northern Peru, Minmetals and Jiangxi that they had entered into a Support Agreement with respect to the Offer, and

•	approximately 21% over the closing price per Share on the TSX on December 5, 2007, the date prior to the announcement of the Offer.

•	Offer is the Best Alternative to Maximize Value for Shareholders. Since February 6, 2007, the date Northern Peru announced it had engaged Genuity to evaluate strategic alternatives, Northern Peru’s senior management, with direction and oversight by the Board of Directors and more recently by the Special Committee, has explored an extensive range of strategic alternatives, has made approaches to a number of other potential purchasers and joint venture partners, conducted an auction process, reviewed bids received from the auction process and negotiated an increase of the Offeror’s original bid, in order to maximize value for Shareholders. In that time, the Offer has emerged as the strategic alternative that provides the highest Shareholder value with the lowest completion risks.

•	Fully Financed Cash Offer. The Offer is an all-cash offer and the Offeror has committed funding for the Offer. The Offer provides Shareholders with certainty of value and liquidity.

•	Low Execution Risk. There are no material competition, anti-trust or other regulatory issues which are expected to arise in connection with the Offer and prevent its completion, and all required regulatory clearances and approvals — including PRC Approvals — are expected to be obtained. The Offer contains conditions that are in line with similar transactions in the mining industry.

•	Fairness Opinion of Genuity. The Fairness Opinion of Genuity dated as of December 5, 2007 to the effect that, as of such date, the consideration offered pursuant to the Offer to the Shareholders is fair, from a financial point of view, to the Shareholders. The written Fairness Opinion of Genuity is attached as Schedule “A” at the end of this Directors’ Circular.

•	Recommendation of the Special Committee. The Special Committee unanimously concluded that the Offer is fair to the Shareholders and in the best interests of Northern Peru and the Shareholders and unanimously recommended that the Board of Directors recommend that Shareholders accept the Offer and deposit their Shares under the Offer.

•	Agreements of Principal Shareholders to Deposit. The members of the Board of Directors, being Ross Beaty, Anthony Floyd, K. Ross Cory, Donald Shumka, Marshall Koval and John Wright, along with Sandra Lim, Chief Financial Officer of Northern Peru, David Strang, VP Corporate Development of Northern Peru, Robert Pirooz, Secretary of Northern Peru, Peter L. Hathaway, Vice-President of Exploration of Northern Peru, and Springleaf Enterprises, Ibrahim Abdulla, Bank Julius Baer & Co. Ltd., Lehman Brothers International Europe on behalf of BTR Global Growth Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Arbitrage Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Opportunity Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Prospector Trading Limited, Lehman Brothers International Europe on behalf of BTR Global

Prospector II Trading Limited, Irongate Investments Corp. and Exploration Capital Partners 2000 Limited, each being significant shareholders of Northern Peru, (collectively, the “Principal Shareholders”) own securities representing in aggregate approximately 42.5% of the issued and outstanding Shares on a fully-diluted basis. The Principal Shareholders have entered into agreements (the “Lock-up Agreements”) with Minmetals and Jiangxi pursuant to which they have agreed to deposit the Shares they own or control under the Offer. The Shares held by the Principal Shareholders are not sufficient to satisfy the Minimum Tender Condition or to effect a Subsequent Acquisition Transaction. See “Agreements with Minmetals and Jiangxi — Lock-up Agreements”.

•	Support of Northern Peru Sought for the Offer. Minmetals and Jiangxi sought Northern Peru’s support for the Offer on the terms set out in the Support Agreement.

•	Ability to Respond to Superior Proposals. The terms of the Support Agreement do not prohibit the Board of Directors from fulfilling its fiduciary duties to consider and, in certain circumstances, from approving or recommending a Superior Proposal. The Board of Directors may, under certain circumstances, withdraw or modify in a manner adverse to Minmetals, Jiangxi and the Offeror its approval or recommendation of the Offer or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal on the basis that such an Acquisition Proposal constitutes a Superior Proposal. In such circumstances, among others, Northern Peru has agreed to pay to the Offeror a Non-Completion Payment of $15.9 million, which is reasonable in relation to the size of the transaction and similar fees agreed to in comparable transactions in the mining industry. To date, Northern Peru has not received a Superior Proposal. The Principal Shareholders have agreed in their Lock-up Agreements that they will not deposit the Shares they own under any other Acquisition Proposal unless it represents a Superior Proposal as determined by the Board of Directors and the Support Agreement is terminated. See “Agreements with Minmetals and Jiangxi — The Support Agreement — No Solicitation”, “Agreements with Minmetals and Jiangxi — The Support Agreement — Non-Completion Payment” and “Agreements with Minmetals and Jiangxi — Lock-up Agreements — Termination of Lock-up Agreements”.

•	Review of Northern Peru, the Mining Industry and Market Conditions. The business, operations, property, assets, financial condition and operating results of Northern Peru, current industry, economic and market conditions and trends, and the Board of Directors’ expectations as to prospects for the industry.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. In addition, individual members of the Board of Directors may have given differing weights to different factors. The conclusion and recommendations of the Board of Directors was made after considering the totality of the information and factors involved.

FAIRNESS OPINION

Pursuant to an engagement agreement dated February 6, 2007 (the “Engagement Agreement”), Northern Peru engaged Genuity to act as its financial advisor and assist in assessing Northern Peru’s strategic alternatives, including advising on the possible sale of Northern Peru. Among other things, this engagement contemplated that Genuity would provide the Fairness Opinion. On December 5, 2007, Genuity delivered to the Special Committee and the Board of Directors its opinion that, as of such date, the consideration offered pursuant to the Offer to the Shareholders was fair, from a financial point of view, to the Shareholders. A copy of Genuity’s Fairness Opinion is attached as Schedule “A” at the end of this Directors’ Circular and sets forth the scope of Genuity’s review and the assumptions and limitations relating to its opinion. Shareholders are urged to read the Fairness Opinion in its entirety.

Neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of Northern Peru, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving Northern Peru, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates, within the past two years other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Genuity and Northern Peru, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates.

The terms of the Engagement Agreement provide that Genuity is to be paid a monthly work fee for up to a maximum of five months for its services as financial advisor, an opinion fee on delivery of its Fairness Opinion — neither of which fees are contingent on the consummation of a transaction — and a transaction fee if and when a sale of Northern Peru is consummated. In addition, Genuity is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Northern Peru in respect of certain liabilities that may be incurred by Genuity in connection with the provision of its services.

The Fairness Opinion is not a recommendation as to whether or not Shareholders should deposit their Shares under the Offer.

BACKGROUND TO THE OFFER AND RESPONSE OF NORTHERN PERU

Northern Peru is a natural resource company engaged in the exploration and study of advanced stage copper exploration properties and other mineral exploration properties in Peru. Northern Peru currently has interests in two properties in Peru, the Galeno property (which has two deposits, the Galeno deposit and the Hilorico deposit) in Cajamarca Province and the Pashpap property. Northern Peru’s primary asset is the Galeno property, a copper/gold/molybdenum project. A pre-feasibility study for the Galeno property was completed on February 19, 2007, revised on April 30, 2007, and is available at www.sedar.com.

At present, Northern Peru has no producing properties and consequently has no revenue, no current operating income and no cash flow. There is no assurance that a commercially viable mineral deposit exists on either of the Galeno or Pashpap properties. Further exploration and study will be required before a final evaluation as to the technical, economic and legal feasibility of any of Northern Peru’s properties is determined.

In early 2007, the Board of Directors commenced a review of strategic alternatives available to Northern Peru to maximize Shareholder value. On February 6, 2007, Northern Peru announced that it had retained Genuity to assist it in exploring various strategic alternatives. The initial alternative that was explored was a potential joint venture in connection with a bid to acquire Michiquillay, a mineral property in Cajamarca, Peru, located near the Galeno property that was, at the time, the subject of an auction process being undertaken by the government of Peru. However, Genuity was also retained to examine a potential sale of Northern Peru or its interest in its properties and the potential for Northern Peru to raise financing on its own to complete a feasibility study at the Galeno property and continue its development. Northern Peru entered into 12 confidentiality agreements as part of the initial attempt to identify strategic alternatives, including entering into a confidentiality agreement with Minmetals on March 16, 2007. By late July of 2007, the discussions related to Michiquillay had not produced an attractive strategic alternative and Northern Peru decided to continue the strategic review and commence an auction process with a view to identifying a potential acquirer.

After the commencement of the auction process, Northern Peru and its financial advisors contacted over 50 companies to determine their interest in a potential transaction. Northern Peru entered into an additional 16 confidentiality agreements, including a confidentiality agreement with Jiangxi on July 30, 2007. Of the parties that entered into confidentiality agreements, ten, including Minmetals and Jiangxi, conducted site visits and completed technical due diligence investigations. Companies who conducted due diligence were given access to an electronic data room containing information relevant to Northern Peru’s business, operations and properties. At the same time, Northern Peru continued its ongoing exploration drilling program at the Galeno property, the results of which were made available to interested parties who had entered confidentiality agreements and have subsequently been publicly disclosed in news releases dated September 11, November 20 and November 26, 2007, which are available at www.sedar.com.

All participating parties were asked to submit expressions of interest before moving to the next stage of the process. On August 31, 2007, eight non-binding expressions of interest were received. Discussions continued with potential bidders for Northern Peru in September through November of 2007. On October 1, 2007, Northern Peru met with Minmetals and Jiangxi, along with BMO Capital Markets (“BMO”) and Davies Ward Phillips & Vineberg LLP (“Davies”), their financial and legal advisors respectively, in Vancouver to discuss due diligence matters and the timing of the Northern Peru auction process. Northern Peru, Minmetals and Jiangxi also discussed the process and timing for obtaining the PRC Approvals.

On October 19, 2007, Genuity delivered a letter to each of the participating parties who submitted an expression of interest outlining the auction process to be followed in submitting final proposals. A draft Support Agreement accompanied the letter. Pursuant to the letter, all participants making proposals to Northern Peru were required to submit final proposals together with comments on the draft Support Agreement by November 30, 2007. Northern Peru also requested that final proposals be accompanied by a signed transaction process protocol (the “Protocol”) that, among other things, stated that no legal obligations between Northern Peru and the participants would exist until the execution of definitive agreements and that Northern Peru would not enter into definitive agreements with any participant prior to 5:00 p.m. (PST) on November 30, 2007.

On November 30, 2007, Minmetals and Jiangxi delivered a letter to Northern Peru outlining the principal terms of their proposal to make an offer for all of the Shares together with an executed copy of the Protocol. Their proposal was not subject to any conditions regarding financing or further due diligence. Their proposal indicated that Minmetals and Jiangxi had received approval from the National Development and Reform Commission of the Peoples’ Republic of China to participate in a joint bid to acquire all of the Shares, subject to submission of a formal application upon execution of definitive documents between Northern Peru, Minmetals and Jiangxi. The proposal was subject to negotiation of a Support Agreement between Northern Peru, Minmetals and Jiangxi and was also conditional on Northern Peru’s agreement to negotiate exclusively with Minmetals and Jiangxi for a period of time. Minmetals and Jiangxi provided Northern Peru with comments on the draft Support Agreement and expressed their expectations that the Support Agreement would contain customary deal protection measures, including a non-completion payment, and that any offer made pursuant to the Support Agreement would be subject to the condition that the PRC Approvals be obtained. Minmetals and Jiangxi also provided a form of lock-up agreement and stated that they expected Shareholders holding approximately 40% of the Shares on a fully-diluted basis would execute the lock-up agreements prior to announcement of a transaction. Northern Peru also received proposals from two other parties, but both were subject to conditions that were not present in the proposal received from Minmetals and Jiangxi and neither of these other parties provided an executed copy of the Protocol.

On the evening of November 30, 2007, Northern Peru’s management, after discussions with Genuity and its legal advisors, contacted the parties that had submitted proposals or their financial advisors to discuss the specifics of each offer. During the course of these discussions Mr. Ross J. Beaty, Chairman of Northern Peru, indicated to the financial advisors for Minmetals and Jiangxi that Minmetals’ and Jiangxi’s proposal was not a superior proposal, although the other proposals received were subject to greater conditionality. Mr. Beaty also expressed his belief that certain conditions attaching to the other proposals received by Northern Peru could be removed after further discussion with the parties involved. Mr. Beaty stated that, although Northern Peru appreciated the relative lack of conditionality in Minmetals’ and Jiangxi’s proposal, Northern Peru was not prepared to grant them a period of exclusivity on this basis alone.

After further discussions, Northern Peru, Minmetals and Jiangxi agreed to meet in Vancouver to negotiate on the basis of a price of $13.25 per share, although Mr. Beaty stated that this price would not be sufficient to obtain approval from Northern Peru’s Board of Directors. Despite the disagreement on price, the parties believed a reasonable basis for further negotiations existed, and Northern Peru agreed to a brief period of exclusivity. On this basis, Minmetals and Jiangxi agreed to send representatives to Vancouver to continue negotiations.

On the morning of Saturday, December 1, 2007, Minmetals and Jiangxi resubmitted their proposal and increased their offer to $13.25 per Share. Also on December 1, 2007, one of the other parties that had submitted a proposal communicated to Northern Peru that it would voluntarily remove some, but not all, of the conditions to its bid. Northern Peru was not in a position to respond to this latter proposal due to the exclusive negotiations it had entered into with Minmetals and Jiangxi. Later on December 1, 2007, representatives of Davies contacted Northern

Peru’s legal advisors, Borden Ladner Gervais LLP (“BLG”), to discuss the proposed Support Agreement and Lock-up Agreements and other issues relating to Minmetals’ and Jiangxi’s proposal. These discussions continued on Sunday, December 2, 2007.

Deliberations of the Special Committee

On Sunday, December 2, 2007, the Board of Directors, having been advised that management was in preliminary discussions with Minmetals and Jiangxi, met to receive an update from management, Genuity and BLG on the status of the auction process and the proposals that had been received. After receiving and discussing this update, the Board of Directors constituted a Special Committee of independent directors consisting of K. Ross Cory, Donald Shumka and John H. Wright. The Special Committee’s mandate was to assess, consider and review the terms of any proposed transaction, including the proposal that had been submitted by Minmetals and Jiangxi, and determine whether the terms were in the best interests of Northern Peru and its Shareholders and whether any of the proposals should be pursued by Northern Peru and, if necessary or appropriate, recommended to the Shareholders.

The Special Committee held its first meeting on Sunday, December 2, 2007. At this meeting, the Special Committee appointed K. Ross Cory as chair of the Special Committee, reviewed and accepted the mandate adopted by the Board of Directors, considered and approved a code of conduct for the Special Committee and discussed and confirmed its members’ independence from Northern Peru. It also considered the need to retain legal and financial advisors to assist it in its deliberations. The Special Committee discussed and confirmed the mandate and independence of Genuity acting as financial advisor to the Special Committee and as the potential provider of a fairness opinion for the transaction. As well, the Special Committee, after discussion of its independence and mandate, engaged BLG as its legal advisor. The Special Committee also reviewed and discussed the three proposals that were received on November 30, 2007, including the revised offer and draft Support Agreement that had been submitted by Minmetals and Jiangxi on the morning of December 1, 2007 and the decision of management to attempt to negotiate an improved offer. After discussion, the Special Committee approved of management continuing discussions with Minmetals and Jiangxi, but asked for a thorough review of key issues in their proposal for the Special Committee to consider at its next meeting, which was scheduled for the afternoon of Monday, December 3, 2007.

On Monday, December 3, 2007, Davies and BLG held a conference call to narrow the outstanding issues in the proposed Support Agreement. In the late afternoon of Monday, December 3, 2007, the Special Committee met again to receive an update from their legal advisors on the key issues in the Offer being negotiated with Minmetals and Jiangxi. Due to travel schedules, management of Northern Peru, Minmetals and Jiangxi were not able to meet in-person until the evening of Monday, December 3, 2007, and as such the Special Committee scheduled its next meeting for the afternoon of Tuesday, December 4, 2007, in order to receive an update from management and its advisors after an in-person meeting could be held. On the evening of Monday, December 3, 2007, representatives of Minmetals, Jiangxi, BMO and Davies met with Northern Peru, Genuity and BLG in Vancouver. At this meeting, agreement was reached that Northern Peru would extend the period of exclusivity for negotiations with Minmetals and Jiangxi until 11:59 p.m. (PST) on December 7, 2007, and that negotiations would continue on the basis of a cash price of $13.75 per Share, subject to a number of conditions, including negotiation of definitive documents containing appropriate deal protection measures which allowed for Northern Peru to respond to Superior Proposals, expense reimbursement for Northern Peru if the PRC Approvals were not obtained and a Non-Completion Payment of $15.9 million payable to Minmetals and Jiangxi. Mr. Beaty advised Minmetals and Jiangxi that, in the event their proposal was approved by the Board of Directors, all directors and officers of Northern Peru would sign the Lock-up Agreements and that Mr. Beaty would seek Lock-up Agreements from other significant Shareholders, as well.

On Tuesday, December 4, 2007, management and the financial and legal advisors for Northern Peru, Minmetals and Jiangxi continued to negotiate the terms of the proposed Support Agreement and the Lock-up Agreements. At 12:30 p.m., the Special Committee met to receive an update from Northern Peru’s management along with its financial and legal advisors on the status of negotiations. The substance of the negotiations, the revised proposal from Minmetals and Jiangxi and the extended exclusivity period were all discussed with the Special Committee. After receiving the update, the Special Committee asked the representatives of management and the financial advisors to leave the meeting and discussed the proposed Offer in camera with BLG. After discussions, the Special Committee approved the continuation of negotiations and instructed BLG to prepare, and arrange for Northern Peru’s management and Genuity to prepare, final analyses of the proposed Offer and the terms of the proposed Support Agreement for presentation at 5:00 p.m. Vancouver time on Wednesday, December 5, 2007 to the Special Committee for the purposes of assisting them in making a determination with respect to the proposed Offer.

Over the evening of Tuesday, December 4, 2007 and the morning of Wednesday, December 5, 2007, management and legal advisors for Northern Peru, Minmetals and Jiangxi continued negotiations, the terms of the proposed Support Agreement and the Lock-up Agreements were advanced and finalized and Ross Beaty undertook to obtain Lock-up Agreements from other significant Shareholders.

Recommendation of the Special Committee

At 5:00 p.m. Vancouver time on December 5, 2007, the Special Committee met to consider whether to recommend to the Board of Directors that the directors recommend acceptance of the Offer to Shareholders and approve Northern Peru entering into the proposed Support Agreement. Each of Genuity and management of Northern Peru were asked to give presentations to the Special Committee on the strategic review process that had been undertaken, the Offer and the alternatives available to Northern Peru. At this meeting, management of Northern Peru discussed the process they undertook to solicit strategic alternatives and negotiate the Offer and the ability of Northern Peru to deliver comparable value to its Shareholders through an alternate business plan. The Special Committee also received a financial analysis of the offer from Genuity and the Fairness Opinion of Genuity, which Genuity provided orally and advised it was prepared to provide in writing, that, as of such date, the consideration offered pursuant to the Offer to the Shareholders was fair, from a financial point of view, to the Shareholders. The Special Committee also received advice from the Beijing office of Morrison & Foerster LLP concerning the PRC Approvals necessary for Minmetals and Jiangxi to complete the Offer, and a summary and analysis from BLG of the proposed terms of the Support Agreement and Lock-up Agreements pursuant to which the Principal Shareholders would agree to deposit their Shares under the Offer.

In reaching its conclusion and making its recommendation, the Special Committee considered a range of factors, including the following:

•	Offer Price Represents an Attractive Premium. The historical and recent trading prices of the Shares, including the fact that the price offered by the Offeror represents a premium of:

•	approximately 34% over the closing price per Share on the TSX on November 30, 2007, the date final proposals were received by Northern Peru pursuant to its auction process,

•	approximately 34% over the volume weighted average price of the Shares on the TSX for the 20 day trading period prior to December 5, 2007, the last trading day of the Shares on the TSX preceding the announcement by Northern Peru, Minmetals and Jiangxi that they had entered into a Support Agreement with respect to the Offer, and

•	approximately 21% over the closing price per Share on the TSX on December 5, 2007, the date prior to the announcement of the Offer.

•	Offer is the Best Alternative to Maximize Value for Shareholders. Since February 6, 2007, the date Northern Peru announced it had engaged Genuity to evaluate strategic alternatives, Northern Peru’s senior management, with direction and oversight by the Board of Directors and more recently by the Special Committee, has explored an extensive range of strategic alternatives, has made approaches to a number of other potential purchasers and joint venture partners, conducted an auction process, reviewed bids received from the auction process and negotiated an increase of the Offeror’s original bid, in order to maximize value for Shareholders. In that time, the Offer has emerged as the strategic alternative that provides the highest Shareholder value with the lowest completion risks.

•	Fully Financed Cash Offer. The Offer is an all-cash offer and the Offeror has committed funding for the Offer. The Offer provides Shareholders with certainty of value and liquidity.

•	Low Execution Risk. There are no material competition, anti-trust or other regulatory issues which are expected to arise in connection with the Offer and prevent its completion, and all required regulatory clearances and approvals — including PRC Approvals — are expected to be obtained. The Offer contains conditions that are in line with similar transactions in the mining industry.

•	Fairness Opinion of Genuity. The Fairness Opinion of Genuity dated as of December 5, 2007 to the effect that, as of such date, the consideration offered pursuant to the Offer to the Shareholders is fair, from a financial point of view, to the Shareholders. The written Fairness Opinion of Genuity is attached as Schedule “A” at the end of this Directors’ Circular.

•	Agreements of Principal Shareholders to Deposit. The Principal Shareholders own securities representing in aggregate approximately 42.5% of the issued and outstanding Shares on a fully-diluted basis. The Principal Shareholders agreed to enter into the Lock-up Agreements with Minmetals and Jiangxi pursuant to which they would agree to deposit the Shares they own or control under the Offer. The Shares held by the Principal Shareholders are not sufficient to satisfy the Minimum Tender Condition or to effect a Subsequent Acquisition Transaction. See “Agreements with Minmetals and Jiangxi — Lock-up Agreements”.

•	Support of Northern Peru Sought for the Offer. Minmetals and Jiangxi sought Northern Peru’s support for the Offer on the terms set out in the Support Agreement.

•	Ability to Respond to Superior Proposals. The terms of the Support Agreement do not prohibit the Board of Directors from fulfilling its fiduciary duties to consider and, in certain circumstances, from approving or recommending a Superior Proposal. The Board of Directors may, under certain circumstances, withdraw or modify in a manner adverse to Minmetals, Jiangxi and the Offeror its approval or recommendation of the Offer or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal on the basis that such an Acquisition Proposal would constitute a Superior Proposal. In such circumstances, among others, Northern Peru has agreed to pay to the Offeror a Non-Completion Payment of $15.9 million, which is reasonable in relation to the size of the transaction and similar fees agreed to in comparable transactions in the mining industry. To date, Northern Peru has not received a Superior Proposal. The Principal Shareholders agreed to enter into Lock-up Agreements pursuant to which they will not deposit their Shares under any other Acquisition Proposal unless it represents a Superior Proposal as determined by the Board of Directors and the Support Agreement is terminated. See “Agreements with Minmetals and Jiangxi — The Support Agreement — No Solicitation”, “Agreements with Minmetals and Jiangxi — The Support Agreement — Non-Completion Payment” and “Agreements with Minmetals and Jiangxi — Lock-up Agreements — Termination of Lock-up Agreements”.

•	Review of Northern Peru, the Mining Industry and Market Conditions. The business, operations, property, assets, financial condition and operating results of Northern Peru, current industry, economic and market conditions and trends, and the Special Committee’s expectations as to prospects for the industry.

•	Management’s Report. Northern Peru’s management’s report on the business plan of Northern Peru, the results of the process taken to solicit strategic alternatives for Northern Peru, and the alternatives to the Offer available to Northern Peru.

•	Northern Peru’s Ability to Deliver Value through Ongoing Development. The ability of Northern Peru to deliver comparable value to Shareholders through ongoing development of its properties would be subject to risks and uncertainties, many of which are beyond the control of Northern Peru.

•	Terms and Conditions of the Offer. The Offer:

•	is not subject to any financing condition or to any other unreasonable or extraordinary conditions to completion;

•	imposes an obligation on the Offeror to pay a fee of $5 million to Northern Peru to offset its expenses in the event that the Offeror does not obtain PRC Approvals to complete the Offer;

•	does not preclude the Board of Directors from considering and recommending to Shareholders, prior to expiry of the Offeror’s take-over bid, an unsolicited offer or proposal relating to change of control of Northern Peru (meeting certain reasonable minimum criteria set out within the Offer), that the Board of

Directors considers superior to the proposed transaction (subject to payment of a Non-Completion Payment which the Special Committee considers reasonable in the circumstances); and

•	is subject to a minimum of 66 2/3% of Northern Peru’s Shareholders agreeing to deposit their Shares under the Offeror’s take-over bid, which minimum cannot be reduced below 50.01%.

The Special Committee also considered potential risks relating to the Offer, including the following:

•	the risks and costs to Northern Peru if the Offer is not completed, including the adverse effects on Northern Peru’s ability to execute another transaction or a stand-alone business strategy;

•	Northern Peru’s obligation to pay the Non-Completion Payment or the Offeror’s expenses if the Support Agreement is terminated under certain circumstances, which might deter other parties from making a competing offer to acquire Northern Peru;

•	the restrictions on the conduct of Northern Peru’s business prior to completion of the Offeror’s take-over bid, which may require Northern Peru to obtain the consent of the Offeror in order to exploit business opportunities that may arise pending completion of the take-over bid; and

•	the interests of management in the Offer, which may differ from those of Shareholders in certain respects.

The foregoing discussion of the reasons and risks considered by the Special Committee is not intended to be exhaustive, but addresses the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons and risks considered in reaching their recommendation. In addition, individual members of the Special Committee may have given differing weights to different reasons and risks.

After considerable discussion, and based on its own deliberations, a report of management, the advice of its financial and legal advisors, and its review of the proposed terms of the transaction with Minmetals and Jiangxi, the Special Committee unanimously:

(a)	concluded that the proposed Offer is fair to the Shareholders and is in the best interests of Northern Peru and the Shareholders;

(b)	recommended that the Board of Directors of Northern Peru recommend that the Shareholders accept the proposed Offer; and

(c)	concluded that the proposed Support Agreement is in the best interests of Northern Peru and the Shareholders.

The Special Committee therefore resolved to recommend to the Board of Directors that the Board of Directors:

(a)	conclude that the proposed Offer is fair to the Shareholders and is in the best interests of Northern Peru and the Shareholders;

(b)	conclude that the proposed Support Agreement is in the best interests of Northern Peru and the Shareholders;

(c)	approve the proposed Support Agreement; and

(d)	recommend to Shareholders that they accept the proposed Offer and deposit their Shares under the proposed Offer.

Recommendation of the Board of Directors

On Wednesday, December 5, 2007, after the meeting of the Special Committee, the Board of Directors reviewed the Offer and considered the Fairness Opinion in respect of the Offer, the recommendation of the Special Committee described above, the constraints imposed by the terms of the Support Agreement, and other factors described under “Reasons for Recommendation of the Offer” and “— Recommendation of the Special Committee”, and after receiving financial and legal advice, determined unanimously that the Offer is fair to the Shareholders and in the best interests of Northern Peru and the Shareholders. The Board of Directors also determined that entering into the proposed Support Agreement is in the best interests of Northern Peru and the Shareholders, authorized the execution and delivery of the proposed Support Agreement and unanimously resolved to recommend that Shareholders ACCEPT the proposed Offer and DEPOSIT their Shares under the proposed Offer. After that meeting adjourned, Northern Peru, Minmetals and Jiangxi executed the Support Agreement and signed Lock-up Agreements were delivered from Shareholders holding approximately 42.5% of the Shares on a fully-diluted basis.

On the morning of Thursday, December 6, 2007, prior to the opening of trading on the TSX, Northern Peru issued a press release announcing Minmetals’ and Jiangxi’s intention to make the Offer and the execution of the Support Agreement and Lock-up Agreements.

Subsequently, the Special Committee received the written Fairness Opinion from Genuity confirming their oral opinion that, as of December 5, 2007, the consideration offered pursuant to the Offer to the Shareholders was fair, from a financial point of view, to the Shareholders.

AGREEMENTS WITH MINMETALS AND JIANGXI

The Support Agreement

Minmetals, Jiangxi and Northern Peru entered into the Support Agreement on December 5, 2007. Pursuant to the terms of the Support Agreement, Minmetals and Jiangxi assigned their rights under the Support Agreement to the Offeror on December 17, 2007; as a result, the Offeror became entitled to and assumed all the rights and obligations under the Support Agreement as the “Offeror” thereunder. Minmetals and Jiangxi continue to be liable to Northern Peru for any default in the performance of the Offeror under the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offeror agrees to make the Offer and Northern Peru agrees to recommend that Shareholders accept the Offer.

The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a copy of which was filed with certain of the Canadian provincial securities regulatory authorities as a material agreement of Northern Peru on December 17, 2007 and is available on SEDAR at www.sedar.com.

For the purposes of this section of the Circular, “business day” means any day other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia or Beijing, China or a day on which banks in Vancouver, British Columbia or Beijing, China are not generally open for business during normal business hours.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement. The Support Agreement provides that, notwithstanding any other provision of the Offer and subject to applicable Laws, the Offeror will have the right to withdraw or terminate the Offer and not take up and pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Shares deposited under the Offer, if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Shares that constitute not less than 66 2/3% of the outstanding Shares on a fully-diluted basis (the “Minimum Tender Condition”);

(b) all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Government Authority in Canada, Peru and the United States that are, as determined by the Offeror, acting reasonably, necessary or advisable and required by Law to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and PRC Approvals shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c) the Offeror shall have determined, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Government Authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, China, the United States or Peru, whether or not having the force of law and no Law shall have been proposed, enacted, promulgated or applied:

(i) which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

(ii) which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect on Northern Peru;

(iii) which would prevent, make illegal, materially delay the consummation of, or impose material limitations or conditions on, the purchase by or the sale to the Offeror of the Shares under any Contemplated Transaction or the Offeror’s ability to own or exercise full rights of ownership of the Shares or any material portion of the business or assets of Northern Peru or its subsidiaries; or

(iv) which seeks to (A) prohibit or limit the ownership or operation by the Offeror of any material portion of the business or any material assets of Northern Peru or its subsidiaries, or (B) compel the Offeror or its subsidiaries to dispose of or hold separate any material portion of the business or any material assets of Northern Peru or any of its subsidiaries;

(d) there shall not exist any prohibition at law in Canada, China, the United States or Peru against the Offeror making the Offer, taking up and paying for any Shares deposited under the Offer, or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) since the announcement of the Offer, Northern Peru and its subsidiaries shall not (i) have taken or proposed to take any action that has not been publicly disclosed or disclosed in writing to the Offeror prior to announcement of the Offer, or (ii) publicly disclosed that they intend to take any action that has not been disclosed in writing to the Offeror prior to the announcement of the Offer, in either case that the Offeror shall have determined, acting reasonably, would be expected to have a Material Adverse Effect on Northern Peru or would prevent, make illegal, materially delay the consummation of, or impose material limitations or conditions on, the purchase by or the sale to the Offeror of the Shares under any Contemplated Transaction or the Offeror’s ability to own or exercise full rights of ownership of the Shares or any material portion of the business or assets of Northern Peru or its subsidiaries;

(f) the Offeror shall have determined, acting reasonably, that there does not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally by way of press release and material change report or to the Offeror in writing on or before the Expiry Time) any change, effect, event or occurrence that would reasonably be expected to have a Material Adverse Effect in respect of Northern Peru;

(g) all of the Options, rights to acquire Bonus Shares and any other contractual rights to acquire Shares shall have been either exercised, satisfied or otherwise terminated on terms satisfactory to the Offeror, acting reasonably;

(h) the Support Agreement shall not have been terminated by the Offeror or Northern Peru in accordance with its terms and no event shall have occurred that, with notice or lapse of time or both, entitles the Offeror the right to terminate the Support Agreement; and

(i) the Offeror shall not have become aware after December 5, 2007 of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any of the Disclosure Documents filed by or on behalf of Northern Peru with any securities regulatory authority in Canada or the United States, which the Offeror shall have determined in its reasonable judgment constitutes or results in a Material Adverse Effect with respect to Northern Peru.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition. Subject to the provisions of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior written consent of Northern Peru, reduce the consideration per Share, change the form of consideration payable under the Offer (other than to add additional consideration), otherwise add to, amend or change any of the Offer terms or conditions in a manner materially adverse to the Shareholders, increase the Minimum Tender Condition, decrease the Minimum Tender Condition to less than 50.01% of the outstanding Shares on a fully-diluted basis, or decrease the number of Shares sought under the Offer.

Board of Directors Representation

At the time (the “Change of Control Time”) that the Offeror purchases pursuant to the Offer such number of Shares which, together with the Shares held by or on behalf of the Offeror or its affiliates, represents at least a majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time) and from time to time thereafter, the Offeror will be entitled to designate (i) such number of directors of the Board of Directors (rounded up to the next whole number of directors), as is proportionate (determined after giving effect to the directors to be appointed or elected under this provision) to the percentage of the outstanding Shares owned by the Offeror and its affiliates (the “Offeror Percentage”), or (ii) following the time at which the Offeror and its affiliates hold at least 66 2/3% of the outstanding Shares, all of the directors of the Board of Directors. Subject to applicable Laws, Northern Peru has agreed to exercise its reasonable efforts to cause the Offeror’s designees to be elected or appointed to the Board of Directors including, at the request of the Offeror, by increasing the size of the Board of Directors or by using its reasonable efforts to secure the resignations of such number of directors as is necessary to enable the Offeror’s designees to represent the Offeror Percentage.

No Solicitation

Northern Peru has agreed that, except as contemplated by the Support Agreement, it will not, and it will cause each of its subsidiaries not to, directly or indirectly, through any Representative of Northern Peru or its subsidiaries:

•	solicit, initiate, or knowingly encourage (including by way of furnishing any non-public information, permitting any visit to any facilities or properties of Northern Peru or any of its subsidiaries, or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers (or the submission or initiation of any of the foregoing) regarding any Acquisition Proposal;

•	engage in any negotiations concerning, or provide any non-public information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal;

•	withdraw the Board of Directors’ recommendation of the Offer or change, modify or qualify such recommendation in a manner adverse to the Offeror;

•	approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal; or

•	propose publicly to do any of the foregoing.

The Support Agreement defines an “Acquisition Proposal” as any: (a) merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, dividend, distribution, Share re-purchase, liquidation, dissolution or winding-up; (b) strategic alliance, joint venture, earn-in right or sale involving all or a material portion of the assets of Northern Peru or its subsidiaries on a consolidated basis (or any lease, long term supply or off-take agreement or other transaction having the same economic effect as a sale of such assets); (c) issue or sale of Shares or rights or interests therein or thereto involving Northern Peru or its subsidiaries from any person other than the Offeror (other than any issues of Shares expressly permitted by the Support Agreement); (d) similar transactions involving Northern Peru or its subsidiaries from any person other than the Offeror or any Representatives of Offeror; or (f) inquiry, proposal, offer or public announcement of an intention to do any of the foregoing.

Northern Peru has agreed to immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than the Offeror and its Representatives) with respect to any Acquisition Proposal or any potential Acquisition Proposal. Northern Peru has agreed to immediately cease to provide any party (other than the Offeror and its Representatives) with access to non-public information concerning Northern Peru or its subsidiaries with respect to any Acquisition Proposal or any potential Acquisition Proposal and to discontinue access to any data rooms to anyone other than the Offeror and its Representatives. Northern Peru has agreed to request the return or destruction of all information provided to any third parties who have obtained such information in relation to an Acquisition Proposal or potential Acquisition Proposal and to use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of any applicable confidentiality agreements.

Northern Peru has agreed not to waive, release any third party from, provide any consent in respect of or fail to enforce on a timely basis any confidentiality or standstill agreement (except to allow any party who has not participated in Northern Peru’s auction process to make an unsolicited bona fide Acquisition Proposal in writing to the Board of Directors).

Northern Peru has agreed to notify the Offeror promptly after receipt by Northern Peru or its Representatives of any Acquisition Proposal, any request for discussions or negotiations relating to an Acquisition Proposal, or any request for non-public information relating to Northern Peru or its subsidiaries, or for access to the properties, books or records of Northern Peru or its subsidiaries or a list of Shareholders.

Due Diligence Access for Acquisition Proposals

If the Board of Directors receives a request for non-public information from a party that proposes to make a bona fide Acquisition Proposal to the Board of Directors that did not result from a breach of the Support Agreement and that the Board of Directors determines in good faith is reasonably capable of being completed and would, if consummated in accordance with its terms, result in a Superior Proposal, and the Board of Directors, after consultation with its outside legal advisors, determines in good faith that the failure to provide such party with access to such information would be a breach of its fiduciary duties, then Northern Peru may provide such party with access to information regarding Northern Peru and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is no less favourable to Northern Peru and no more favourable to the counterparty than the Confidentiality Agreement.

Ability of Northern Peru to Accept a Superior Proposal

Northern Peru has agreed not to take any action to withdraw, modify, qualify or change its recommendation with respect to the Offer or to approve or implement or enter into, or resolve to enter into, any agreement (other than a confidentiality and standstill agreement permitted by the Support Agreement) relating to an Acquisition Proposal unless:

•	the Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal;

•	Northern Peru has complied with its non-solicitation covenant;

•	Northern Peru has given the Offeror notice in writing describing the terms and conditions of the Superior Proposal, including the identity of the person making the Superior Proposal;

•	five business days in Beijing, China shall have elapsed from the date the Offeror received the notice and other documentation referred to above in respect of the Acquisition Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Board of Directors has determined in good faith and in accordance with its fiduciary duties that the Acquisition Proposal continues to constitute a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;

•	Northern Peru terminates the Support Agreement in accordance with the terms of the Support Agreement; and

•	Northern Peru pays to the Offeror or the Offeror’s designee the Non-Completion Payment either prior to or concurrently with the termination.

The Support Agreement defines a “Superior Proposal” as an unsolicited, bona fide written Acquisition Proposal made to the Board of Directors after December 5, 2007 that:

•	did not result from a breach of Northern Peru’s non-solicitation covenant;

•	is made for all of the Shares;

•	in respect of which the availability of any required financing to complete such Acquisition Proposal has been demonstrated, to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), by delivery of a letter of commitment, term sheet or other comparable evidence of financing from one or more financial institutions of recognized standing;

•	is not subject to any due diligence and/or access condition;

•	in respect of which the Board of Directors has determined in good faith (after receipt of advice from its outside legal counsel) that the failure to recommend such Acquisition Proposal to Shareholders would be a breach of its fiduciary duties; and

•	in respect of which the Board of Directors has determined in good faith after receipt of advice from its financial advisors and outside legal counsel that such Acquisition Proposal is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer (taking into account any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the Support Agreement).

The Offeror’s Right to Match

Northern Peru has agreed that, during the five business day period referred to above, the Offeror will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement. Northern Peru has agreed that it will co-operate with the Offeror, including negotiating in good faith with the Offeror until the expiry of such five business day period. The Board of Directors will review any offer by the Offeror to amend the terms of the Offer and the Support Agreement in order to determine, in good faith and in accordance with its fiduciary duties, whether the Offeror’s offer would result in the relevant Acquisition Proposal not being a Superior Proposal compared to the proposed amendment of the Offer and of the Support Agreement.

Reaffirmation of Recommendation by the Board of Directors

The Board of Directors has agreed to promptly reaffirm its recommendation of the Offer by press release after (a) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made or (b) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in an Acquisition Proposal no longer being a Superior Proposal.

Subsequent Acquisition Transaction

The Offeror has agreed, if possible to do so under and subject to compliance with all applicable Laws, to effect a Compulsory Acquisition in respect of the remaining Shares not deposited under the Offer. If the Offeror is unable to effect a Compulsory Acquisition, the Offeror has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not acquired under the Offer. The Offeror has agreed that if any

Subsequent Acquisition Transaction is effected, it will offer the remaining Shareholders consideration per Share at least equal to the amount paid per Share under the Offer.

Pre-Acquisition Reorganization

Northern Peru has agreed that, upon request by the Offeror, it shall: (a) use its commercially reasonable efforts to effect such reorganizations of Northern Peru’s business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (b) co-operate with the Offeror and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganization: (i) does not result in any breach by Northern Peru of any contract of Northern Peru or of any Law then in effect; (ii) is not prejudicial to Northern Peru or the Shareholders in any material respect; (iii) does not result in any breach by Northern Peru of any of its covenants, representations or warranties under the Support Agreement; and (iv) does not result in any breach by Northern Peru of its constating documents. Northern Peru shall use its commercially reasonable efforts to effect any such Pre-Acquisition Reorganization immediately prior to any take-up by the Offeror of Shares deposited under the Offer. In the event that the Offeror does not take up and pay for the Shares deposited under the Offer, the Offeror will reimburse Northern Peru for all direct fees and expenses of Northern Peru incurred in connection with the Pre-Acquisition Reorganization, if any.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Change of Control Time:

•	by agreement in writing executed by the Offeror and Northern Peru;

•	by Northern Peru, if the Offeror is in material default of any covenant or obligation under the Support Agreement or any representation or warranty of the Offeror under the Support Agreement shall have been untrue or incorrect on December 5, 2007 or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time (in each case without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification contained within such covenant, obligation, representation or warranty) and such default or inaccuracy is reasonably likely to prevent consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is ten business days from the date of written notice of such breach and the Expiry Time, which is an Offeror Reimbursement Event;

•	by the Offeror, if Northern Peru is in material default of its non-solicitation covenant under the Support Agreement;

•	by the Offeror, if (i) Northern Peru is in material default of any covenant or obligation under the Support Agreement (other than its non-solicitation covenant) or (ii) any representation or warranty of Northern Peru under the Support Agreement shall have been untrue or incorrect on December 5, 2007 or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time (in each case, without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such covenant, obligation, representation or warranty) where such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is ten business days from the date of written notice of such breach and the Expiry Time, each of cases (i) and (ii) being a Northern Peru Reimbursement Event;

•	by the Offeror or Northern Peru, subject to certain conditions, after the date that is 90 days following the date of mailing of the Offer, if the Offeror has not purchased any Shares pursuant to the Offer, provided that if the take up and payment of Shares is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) failure of the Offeror to obtain any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for the Shares deposited under the Offer, none of the parties may terminate the Support Agreement until the earlier of the date that is 120 days following the mailing of the Offer and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

•	by the Offeror, if (other than as a result of the Offeror’s default under the Support Agreement) any condition of the Offer has not been satisfied or waived at the Expiry Time and the Offeror has not elected to waive such condition or extend the Offer;

•	by the Offeror, if the Board of Directors: (i) withdraws, qualifies, changes or modifies in a manner adverse to the Offeror its recommendation of, or determination with respect to, the Offer or the Support Agreement; (ii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal, or causes Northern Peru to enter into any letter of intent, agreement or undertaking related to any Acquisition Proposal, other than a confidentiality and standstill agreement permitted by the Support Agreement, or resolves to do any of the foregoing; or (iii) fails to reaffirm its recommendation of the Offer in accordance with the terms of the Support Agreement, as described under “Reaffirmation of Recommendation by the Board of Directors” above;

•	by Northern Peru, if Northern Peru (i) enters into an agreement in respect of a Superior Proposal or (ii) withdraws, modifies, qualifies or changes its recommendation of the Offer and recommends a Superior Proposal, each in compliance with the provisions of the Support Agreement, provided that Northern Peru shall have prior thereto or concurrently therewith paid to the Offeror or the Offeror’s designee the Non-Completion Payment and further provided that Northern Peru has not breached its non-solicitation covenants or obligations; or

•	by Northern Peru, if (i) the terms or conditions of the Offer are amended so as to conflict in any material respect with the provisions of the Support Agreement, or (ii) the Offer having expired and all of the conditions of the Offer having been satisfied or waived, the Offeror has not purchased or taken up and paid for the Shares deposited and not withdrawn under the Offer as required by the terms of the Offer or applicable Laws, which is an Offeror Reimbursement Event.

Non-Completion Payment

Northern Peru is obligated to pay the Offeror or the Offeror’s designee a Non-Completion Payment in an amount equal to $15.9 million, representing approximately 3.50% of the total value of the Shares (on a fully-diluted basis) at the Offer price, if:

•	the Board of Directors: (i) withdraws, qualifies, changes or modifies in a manner adverse to the Offeror its recommendation of, or determination with respect to, the Offer or the Support Agreement; (ii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal, or causes Northern Peru to enter into any letter of intent, agreement or undertaking related to any Acquisition Proposal, other than a confidentiality and standstill agreement permitted by the Support Agreement, or resolves to do any of the foregoing; or (iii) fails to reaffirm its recommendation of the Offer in accordance with the terms of the Support Agreement, as described under “Reaffirmation of Recommendation by the Board of Directors” above;

•	Northern Peru terminates the Support Agreement as a result of it having (i) entered into an agreement in respect of a Superior Proposal or (ii) withdrawn, modified, qualified or changed its recommendation of the Offer and recommended a Superior Proposal, each in compliance with the provisions of the Support Agreement, provided that Northern Peru shall have prior thereto or concurrently therewith paid to the Offeror or the Offeror’s designee the Non-Completion Payment and further provided that Northern Peru has not breached its non-solicitation covenants or obligations;

•	the Offer is not completed as a result of Northern Peru being in material default of its non-solicitation covenant; or

•	the Minimum Tender Condition has not been satisfied or waived at the Expiry Time, an Acquisition Proposal has been publicly announced and not withdrawn at least five business days prior to the Expiry Time and during the period commencing on December 5, 2007 and ending 12 months following the termination of the Support Agreement, (i) an Acquisition Proposal is consummated, or (ii) the Board of Directors approves the entering into of a definitive agreement with respect to any Acquisition Proposal.

Expense Reimbursement

Northern Peru is obligated to pay the Offeror or the Offeror’s designee an expense reimbursement payment of up to $1,000,000 if the Support Agreement is terminated as a result of any Northern Peru Reimbursement Event described under “Termination of the Support Agreement” above has occurred. Northern Peru shall not be obligated to make more than one expense reimbursement payment.

The Offeror is obligated to pay Northern Peru an expense reimbursement payment of up to $1,000,000 if the Support Agreement is terminated as a result of any Offeror Reimbursement Event described under “Termination of the Support Agreement” above has occurred. The Offeror is also obligated to pay Northern Peru an expense reimbursement payment of $5,000,000 if the Offeror withdraws the Offer as a result of a failure to obtain the PRC Approvals. The Offeror shall not be obligated to make more than one expense reimbursement payment.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror and Northern Peru relating to, among other things, corporate status and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties of Northern Peru also address various matters relating to the business, operations and properties of Northern Peru and its subsidiaries, including: capitalization; fair presentation of financial statements; absence of any Material Adverse Effect and certain other changes or events since the date of Northern Peru’s last published financial statements; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; real property and mining concessions; mineral interests and rights; insurance; and environmental matters. In addition, the Offeror has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full for all of the Shares to be acquired pursuant to the Offer.

Conduct of Business

Northern Peru has covenanted and agreed that, prior to the earlier of the time that designees of the Offeror represent a majority of the Board of Directors and the termination of the Support Agreement, except with the prior written consent of the Offeror or as expressly contemplated or permitted by the Support Agreement, Northern Peru and its subsidiaries will carry on their respective businesses in a manner consistent with past practice and use commercially reasonable efforts to preserve intact their respective present business organizations and goodwill, to preserve intact and in good standing their respective real property interests, mining leases, mining concessions and mineral or proprietary rights or interests, to keep available the services of their respective officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom they have business relationships. Northern Peru has agreed to continue work on its feasibility study in respect of its Galeno project in a manner and on a timeline consistent with the Northern Peru Disclosure Documents and the pre-feasibility study in respect of the Galeno project. Northern Peru has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement.

Northern Peru has also agreed to notify the Offeror of (a) any material change (within the meaning of the BCSA) in relation to Northern Peru and any of its subsidiaries, (b) any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), and (c) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be reasonably likely to (i) cause any of the representations or warranties of Northern Peru contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (ii) result in the failure in any material respect of Northern Peru to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the date on which designees of the Offeror represent a majority of the Board of Directors.

Other Covenants

Each of Northern Peru and the Offeror has agreed to a number of mutual covenants, including to use all commercially reasonable efforts to: (a) take all action and do all things necessary, proper or advisable to consummate the Contemplated Transactions; (b) fulfill all conditions and satisfy all provisions of the Support Agreement and the Offer; and (c) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations, filings and submissions requested or required by Government Authorities in connection with the Contemplated Transactions, including in each case the execution and delivery of documents reasonably required by the other party. In addition, upon reasonable notice, and subject to the terms of the Confidentiality Agreement, compliance with applicable Laws and to Northern Peru obtaining any applicable consents or waivers, Northern Peru has agreed to provide the Offeror with reasonable access (without interference with the ordinary conduct of Northern Peru’s business) during normal business hours to: (i) all books, contracts and records of Northern Peru; (ii) the management personnel and employees of Northern Peru and its subsidiaries; and (iii) the properties of Northern Peru and its subsidiaries.

Northern Peru Officers and Directors

The Offeror has acknowledged that Northern Peru will, prior to the time at which designees of the Offeror represent a majority of the Board of Directors, secure directors’ and officers’ liability insurance on a six year trailing or run-off basis to the extent available on reasonable commercial terms. In addition, the Offeror has agreed that (i) the articles and constating documents of Northern Peru and its subsidiaries (or any of their successors) shall contain provisions with respect to indemnification currently set forth in the articles and constating documents of Northern Peru and its subsidiaries, and (ii) all rights to indemnification existing in favour of certain indemnified parties will continue in full force and effect and without modification, in each case for a period of not less than the limitation period applicable to such matters.

The Offeror has agreed that, following the time at which designees of the Offeror represent a majority of the Board of Directors, it will cause Northern Peru to honour and comply with the terms of all existing employment, consulting and severance agreement to which Northern Peru is subject.

Outstanding Options

Northern Peru has agreed to use its commercially reasonable efforts to either: (a) facilitate the exercise of all Options and the tendering under the Offer of all Shares issued in connection with such exercise; or (b) amend or modify the Stock Option Plan to provide for cashless exercise or termination of vested and non-exercised Options in lieu of the exercise thereof in exchange for a cash payment equal to the difference between $13.75 and the exercise price of the applicable Option, in each case conditional upon the Offeror being bound to take up and pay for Shares under the Offer. Alternatively, holders of Options may exercise their Options in order to obtain certificates representing Shares that may be deposited in accordance with the terms of the Offer.

Lock-up Agreements

Minmetals and Jiangxi and the Principal Shareholders entered into the Lock-up Agreements on December 5, 2007. Minmetals and Jiangxi assigned their rights under the Lock-up Agreements to the Offeror on December 17, 2007 pursuant to which the Offeror became entitled to and assumed all the rights and obligations under the Lock-up Agreements as the “Offeror” thereunder. Under the Lock-up Agreements, each of the Principal Shareholders has agreed, among other things, to (a) accept the Offer, (b) deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Shares which such Principal Shareholder owns or over which it exercises direction or control and all Bonus Shares issued to such Principal Shareholder, and (c) exercise or conditionally exercise all of the Options currently owned by such Principal Shareholder and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Shares issued upon such exercise or conditional exercise of Options, representing an aggregate of 14,062,302 Shares or approximately 42.5% of the Shares on a fully-diluted basis, except in limited circumstances, some of which are discussed below.

The following is a summary of certain provisions of the Lock-up Agreements. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Lock-up Agreements.

The Lock-up Agreements have been filed with certain of the Canadian provincial securities regulatory authorities and with the U.S. securities regulators by Northern Peru on December 17, 2007 and December 18, 2008, respectively, and are available on at www.sedar.com and www.sec.gov.

Agreement to Make the Offer

The Offeror has agreed to make the Offer within the time period and upon and subject to the terms and conditions set out in the Support Agreement and to use all reasonable efforts to complete the Offer.

Agreement to Tender

The Principal Shareholders have agreed to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer all Shares which they beneficially own or control, including all Bonus Shares and all Shares issuable upon the exercise or conditional exercise of Options held by such Principal Shareholders.

Covenants of the Principal Shareholders

Each Principal Shareholder has agreed, among other things, that it will (a) immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than the Offeror or its Representatives) with respect to any Acquisition Proposal or potential Acquisition Proposal, (b) not solicit, initiate or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Acquisition Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal; (c) not acquire direct or indirect beneficial ownership or control of any additional Shares or Options, other than any Bonus Shares or any Shares acquired pursuant to the exercise of Options, (d) not option, sell, transfer, pledge, encumber or otherwise convey or grant any Options or Shares or any right or interest in any Options or Shares, (e) not grant or agree to grant any proxy or other right to the Shares or Options, or enter into any voting trust or pooling agreement with respect to the voting thereof, and (f) not take any action to encourage or assist any other person to do certain prohibited acts referred to in the Lock-up Agreements.

In addition to the foregoing covenants, each Principal Shareholder (other than those Principal Shareholders that are not directors or officers of Northern Peru) has agreed that it will (a) promptly notify the Offeror of any proposal, inquiry, offer or request, or any amendment to any of the foregoing, that it receives or of which it becomes aware that relates to, constitutes or could lead to an Acquisition Proposal, or any request that it receives for discussions or negotiations relating to an Acquisition proposal or any request for information relating to Northern Peru or its subsidiaries, and (b) use its reasonable efforts in its capacity as a Shareholder to oppose any proposed action by Northern Peru or its subsidiaries or any other person in respect of any Acquisition Proposal or which may adversely affect the take-up and payment for the Shares or which would reasonably be expected to result in a Material Adverse Effect in respect of Northern Peru.

Permitted Transfers of Shares

Upon prior written notice to the Offeror, and subject to certain conditions, each Principal Shareholder may transfer any of the Shares which it beneficially owns or controls, including any Bonus Shares and any Shares issuable upon the exercise or conditional exercise of Options held by such Principal Shareholder, (i) as a bona fide gift, (ii) to any trust for the benefit of such Principal Shareholder or the immediate family of such Principal Shareholder, or (iii) to any affiliate of such Principal Shareholder, in each case subject to the donee, trustee or transferee, as applicable, agreeing to be bound by the terms and conditions of the Lock-up Agreement.

Representations and Warranties of the Principal Shareholders

The Lock-up Agreements contain customary representations and warranties of the Principal Shareholders including, among other things, representations and warranties as to: (a) sole right to sell and ownership of the

Shares, free and clear of encumbrances; (b) authority, execution, delivery and enforceability of the relevant Lock-up Agreement; and (c) absence of claims against the Principal Shareholder.

Representations and Warranties of the Offeror

The Lock-up Agreements also contain customary representations and warranties of the Offeror including, among other things, representations and warranties as to: (a) due incorporation and existence of the Offeror; (b) authority, execution, delivery and enforceability of the Lock-up Agreements; and (c) absence of any conflict or breach.

Termination of the Lock-up Agreements

The Lock-up Agreements may be terminated by mutual written consent of the Offeror and the relevant Principal Shareholder. The Lock-up Agreement may also be terminated by the Offeror, subject to certain conditions, upon written notice if: (a) the Support Agreement is terminated for any reason; (b) any of the Principal Shareholders has not complied in any material respect with its covenants under the relevant Lock-up Agreement (provided that such default is not rectified by the earlier of the date that is five days after notice of such default and the business day prior to the Expiry Time); (c) if any representation or warranty of any of the Principal Shareholders under the relevant Lock-up Agreement is untrue or incorrect in any material respect; or (d) any condition of the Offer is not satisfied at the Expiry Time and the Offeror elects not to waive such condition.

The Lock-up Agreements may be terminated by a Principal Shareholder, subject to certain conditions, upon written notice if: (a) a Superior Proposal is made and (i) the Support Agreement is terminated in accordance with its terms, and (ii) if an event giving rise to a Non-Completion Payment has occurred under the terms of the Support Agreement, such Non-Completion Payment shall have first been paid; (b) the Offeror has not complied in any material respect with its covenants under the relevant Lock-up Agreement or if any representation or warranty of the Offeror under the relevant Lock-up Agreement is untrue or incorrect in any material respect, and in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is five days after notice of such breach and the business day prior to the Expiry Time; (c) the Offeror modifies or waives any term or condition of the Offer in a manner contrary to the provisions of the relevant Lock-up Agreement; or (d) the Offeror has not (for any reason other than the failure of the relevant Principal Shareholder to deposit its Shares) taken up and paid for all the Shares deposited under the Offer in accordance with applicable Laws. Any termination of a Lock-up Agreement by a Principal Shareholder will only be effective with respect to such Principal Shareholder.

ALTERNATIVES TO THE OFFER

Other than as described above under the heading “Agreements with Minmetals and Jiangxi”, there are no negotiations currently underway or transactions, Board of Directors’ resolutions, agreements in principle or signed contracts that relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving Northern Peru; (b) the purchase, sale or transfer of a material amount of assets by Northern Peru; (c) an issuer bid or other tender offer for or other acquisition of securities by or of Northern Peru; or (d) any material change in the present capitalization or dividend policy of Northern Peru.

NORTHERN PERU’S SHARE CAPITAL

Northern Peru’s authorized share capital consists of an unlimited number of Shares. As at December 19, 2007, (i) 31,078,893 Shares were issued and outstanding as fully paid and non-assessable common shares in the capital of Northern Peru; (ii) there were outstanding options (the “Options”) issued under Northern Peru’s stock option plan (the “Stock Option Plan”) providing for the issuance of 1,808,000 Shares upon the exercise thereof; (iii) 50,000 Shares are issuable under the share bonus plan in the Stock Option Plan (“Bonus Shares”); and (iv) 175,000 Shares are issuable pursuant to an agreement with an arm’s length party to purchase the Tiranosaurio 9 Fraction, a mining concession related to the Galeno project.

The Shares are listed and posted for trading on the TSX under the symbol “NOC”.

OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS

The following table sets out the names and positions with Northern Peru of each of its Directors and Senior Officers and the number and percentage of outstanding securities beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates and any person or company acting jointly or in concert with Northern Peru.

	Number of		Percentage of	Number of Shares
Name	Shares		Shares	Under Options

Ross J. Beaty	7,321,327		23.56%	120,000
Executive Chairman and Director
K. Ross Cory	0		0.00%	140,000
Director
Anthony Floyd	65,000		0.21%	260,000
Director
Marshall Koval	73,000		0.23%	320,000	(1)
CEO, President and Director
Donald Shumka	0		0.00%	140,000
Director
John H. Wright	118,000	(2)	0.38%	120,000
Director
Sandra Lim	11,000		0.04%	70,000
CFO
Robert Pirooz	212,950		0.69%	270,000
Secretary
David Strang	95,500	(2)	0.31%	220,000
VP Corporate Development
Peter L. Hathaway	5,500		0.02%	168,000
VP of Exploration

(1)	Includes 50,000 Bonus Shares issuable upon a change of control of Northern Peru.

(2)	Includes 10,000 shares owned by the spouse of the indicated person.

PRINCIPAL HOLDER OF SHARES

As at December 19, 2007, to the knowledge of the Directors and Senior Officers of Northern Peru identified under “Ownership of Securities by Directors and Senior Officers”, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the Shares is indicated below:

		Approximate
	Number of	Percentage of
Name	Shares	Shares

Ross J. Beaty	7,321,327	23.56%

INTENTIONS WITH RESPECT TO THE OFFER

The Principal Shareholders have entered into Lock-up Agreements with Minmetals and Jiangxi pursuant to which they have agreed to accept the Offer with respect to Shares currently owned or hereafter acquired by them. See “Agreements with Minmetals and Jiangxi — Lock-up Agreements” and “Ownership of Securities by Directors and Senior Officers”. In addition, the Directors and Senior Officers and, to their knowledge after reasonable enquiry, each of their associates have indicated their intention to accept the Offer, to deposit their Shares under the Offer and, if the Offeror takes up Shares under the Offer, to exercise all of their Options and deposit to the Offer all Shares issuable upon such exercise.

OWNERSHIP OF SECURITIES OF MINMETALS, JIANGXI OR THE OFFEROR

None of Northern Peru, its Directors and Senior Officers and, to the knowledge of such Directors and Senior Officers after reasonable enquiry, none of their respective associates or any person or company acting jointly or in concert with Northern Peru owns (directly or indirectly), or exercises control or direction over, securities of Minmetals, Jiangxi or the Offeror.

TRADING IN SHARES OF NORTHERN PERU

During the six months preceding the date hereof, none of the Directors and Senior Officers, nor, to the knowledge of the Directors and Senior Officers after reasonable enquiry, any of their respective associates, any person holding more than ten per cent of the Shares or any person or company acting jointly or in concert with Northern Peru, has traded any Shares except as follows:

	Number of	Number of	Purchase or Sale
Name	Shares Purchased	Shares Sold	Price per Share	Date of Transaction

Ross J. Beaty	274,726	—	$9.10	September 26, 2007
Peter L. Hathaway	2,000	—	$7.70	August 17, 2007
Peter L. Hathaway	2,000	—	$7.59	August 17, 2007
Peter L. Hathaway	1,500	—	$7.61	August 17, 2007
Peter L. Hathaway	—	5,000	$12.43	July 19, 2007
Peter L. Hathaway	5,000	—	$0.04	July 19, 2007

ISSUANCES OF SECURITIES OF NORTHERN PERU

Except as set forth below, no securities of Northern Peru have been issued to the Directors or Senior Officers of Northern Peru during the two years preceding the date of this Directors’ Circular.

	Number of
Name	Shares	Price per Share	Date of Issuance

Ross J. Beaty	274,726	$9.10	September 26, 2007
Peter L. Hathaway	5,000	$0.04	July 19, 2007
Peter L. Hathaway	2,000	$0.04	June 18, 2007
Marshall Koval	10,000	$10.60	May 16, 2007
Marshall Koval	15,000	$6.62	January 2, 2007
Marshall Koval	10,000	$2.80	May 25, 2006
David Strang	69,000	$3.20	May 10, 2006
Peter L. Hathaway	20,000	$0.06	April 24, 2006
Ross J. Beaty	1,000,000	$3.25	April 11, 2006
Anthony Floyd	50,000	$3.25	April 11, 2006
John H. Wright	30,000	$3.25	April 11, 2006
Sandra Lim	10,000	$3.25	April 11, 2006
Marshall Koval	15,000	$3.36	February 10, 2006
Marshall Koval	3,000	$3.23	February 23, 2006
David Strang	10,000	$3.19	February 1, 2006
Peter L. Hathaway	25,000	$0.06	January 11, 2006

The Options referred to below were issued under Northern Peru’s Stock Option Plan during the two years preceding the date of this Directors’ Circular to Directors or Senior Officers of Northern Peru. The issuance of Options under that plan was suspended on November 30, 2007 when Minmetals and Jiangxi submitted a proposal for an all-cash offer to acquire the Shares.

	Number of
	Shares Subject to
Name	Options	Date of Grant	Expiry Date	Exercise Price

K. Ross Cory	30,000	December 20, 2006	December 20, 2011	$6.34
Anthony Floyd	30,000	December 20, 2006	December 20, 2011	$6.34
Donald Shumka	30,000	December 20, 2006	December 20, 2011	$6.34
John H. Wright	30,000	December 20, 2006	December 20, 2011	$6.34
Ross J. Beaty	40,000	December 20, 2006	December 20, 2011	$6.34
Peter L. Hathaway	40,000	December 20, 2006	December 20, 2011	$6.34
Marshall Koval	40,000	December 20, 2006	December 20, 2011	$6.34
Sandra Lim	40,000	December 20, 2006	December 20, 2011	$6.34
Robert Pirooz	40,000	December 20, 2006	December 20, 2011	$6.34
David Strang	40,000	December 20, 2006	December 20, 2011	$6.34
Sandra Lim	10,000	January 13, 2006	January 13, 2011	$3.23
Ross J. Beaty	30,000	January 13, 2006	January 13, 2011	$3.23
K. Ross Cory	30,000	January 13, 2006	January 13, 2011	$3.23
Anthony Floyd	30,000	January 13, 2006	January 13, 2011	$3.23
Peter L. Hathaway	30,000	January 13, 2006	January 13, 2011	$3.23
Marshall Koval	30,000	January 13, 2006	January 13, 2011	$3.23
Robert Pirooz	30,000	January 13, 2006	January 13, 2011	$3.23
Donald Shumka	30,000	January 13, 2006	January 13, 2011	$3.23
David Strang	30,000	January 13, 2006	January 13, 2011	$3.23
John H. Wright	30,000	January 13, 2006	January 13, 2011	$3.23

TRADING PRICE OF THE SHARES

On December 5, 2007, the last trading day of the Shares prior to the public announcement by Northern Peru, Minmetals and Jiangxi of the execution of the Support Agreement, the closing price on the TSX per Share was $11.35.

ARRANGEMENTS BETWEEN NORTHERN PERU AND THE DIRECTORS AND SENIOR OFFICERS

Except as set forth below, no arrangements or agreements have been made or are currently proposed to be made between Northern Peru and any of its Directors and Senior Officers as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the Directors and Senior Officers remaining in or retiring from office if the Offer is successful.

Existing Employment and Retention Arrangements

Northern Peru has in place an executive services agreement with Marshall Koval, one of the Senior Officers, whereby Northern Peru has agreed to issue to Mr. Koval, if he remains under contract with Northern Peru until May 15, 2008, 10,000 Bonus Shares. The terms of that agreement provide that Mr. Koval’s right to those shares has accelerated due to the Offer being made and Northern Peru will issue those Bonus Shares to Mr. Koval prior to the Expiry Time. Further, Mr. Koval’s contract provides that, so long as he remains under contract until the completion of the Offer, Northern Peru will award 40,000 Bonus Shares to him as a fully-earned bonus prior to the Expiry Time.

Northern Peru also has in place retention agreements with each of its Directors and Senior Officers pursuant to which retention fees shall be payable in the event that: (a) their employment or position with Northern Peru is terminated by Northern Peru on, or within, six months following a change of control of Northern Peru; or (b) if any of such Directors or Senior Officers gives notice to Northern Peru of their resignation upon, or within, six months following a change of control. If the Offer is successful and the Offeror acquires control of Northern Peru, a change of control will have taken place for the purposes of the retention agreements. The retention agreements for each of the Directors, other than Marshall Koval, provide for a retention fee of $60,000 for each Director. The retention agreements for Marshall Koval, Ross J. Beaty, Sandra Lim, Robert Pirooz, David Strang, and Peter L. Hathaway, provide for retention fees totaling $1,165,000 in the aggregate.

Additionally, the Stock Option Plan provides that (i) upon a change of control of Northern Peru occurring or Northern Peru entering into any agreement or arrangement with respect to a change of control of Northern Peru, all Options held by the Directors and Senior Officers that have not vested shall immediately be deemed to be vested and all options outstanding under the Stock Option Plan that have not been exercised shall cease and terminate and be of no further force and effect unless exercised before their termination on the close of business on the date that a change of control of Northern Peru occurs; and (ii) upon a change of control of Northern Peru occurring or Northern Peru entering into an agreement or arrangement with respect to a change of control of Northern Peru, if the market value of Northern Peru’s Shares under the Stock Option Plan is greater than the exercise price of any Options under the Stock Option Plan which are held by the Directors and Senior Officers, the Directors and Senior Officers may, in lieu of exercising such Options, elect prior to the close of business on the date that a change of control of Northern Peru occurs, to surrender such Options to Northern Peru for cancellation in exchange for a cash payment from Northern Peru for the intrinsic value of such Options; however, in the Lock-up Agreements the Directors and Senior Officers have agreed to exercise their Options and deposit the Shares issued in respect of such exercise under the Offer.

Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with the Senior Officers resulting from the resignation, retirement or any other termination of services of any of the Senior Officers with Northern Peru or from a change in control of Northern Peru or a change in the Senior Officers’ responsibilities following a change in control, where the aggregate value of such compensation exceeds $100,000 in respect of the Senior Officers.

Special Committee

As compensation for services rendered in connection with serving on the Special Committee, the members of the Special Committee will each be paid a fee of $60,000 which is in addition to the amounts payable to Directors pursuant to the retention agreements discussed above.

RELATIONSHIP BETWEEN MINMETALS, JIANGXI AND
THE DIRECTORS AND SENIOR OFFICERS

Except as described below and under the section entitled “Agreements with Minmetals and Jiangxi — Lock-up Agreements”, no contracts or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the Directors and Senior Officers remaining or retiring from office if the Offer is successful) have been made or proposed to be made between Minmetals, Jiangxi or the Offeror and any of Northern Peru’s Directors and Senior Officers. None of Northern Peru’s Directors and Senior Officers are directors or officers of Minmetals, Jiangxi or the Offeror or any subsidiary of Minmetals, Jiangxi or the Offeror. Other than the Lock-up Agreements and as described below, none of Northern Peru’s Directors and Senior Officers, their respective associates or the Principal Shareholders has any interest in any material contract to which Minmetals, Jiangxi or the Offeror is a party.

Employment Agreements

The Offeror may enter into agreements prior to the Expiry Time with one or more Senior Officers for continuation of their roles with Northern Peru. The agreements, if any, will not be conditional upon the Senior Officer’s support of the Offer and will not be undertaken for the purpose, in whole or in part, of increasing the value of the consideration paid for any of such Senior Officer’s Shares under the Offer. Each of the Senior Officers of Northern Peru has agreed in a retention agreement with Northern Peru entered into in June 2007 that, if the officer elects to terminate employment following a change of control of Northern Peru, the officer will enter into good faith negotiations to provide consulting services to Northern Peru for a period of not less than six months and not more than one year following a change of control, provided Northern Peru or the acquiring person agrees to provide reasonable compensation to such officer for such consulting services.

Undertaking of Robert Pirooz

For Peruvian law purposes, Robert Pirooz, Secretary of Northern Peru, holds for the benefit of Northern Peru a minimal number of securities in the capital of each of Northern Peru’s Peruvian subsidiaries. In connection with Minmetals and Jiangxi entering into the Support Agreement and making the Offer, Mr. Pirooz has undertaken to use all reasonable efforts and take all reasonable steps requested by Northern Peru to cause the securities of each of Northern Peru’s Peruvian subsidiaries held by Mr. Pirooz to be transferred for no consideration to a nominee of Minmetals and Jiangxi effective as of the Change of Control Time or as soon thereafter as is practicable in the circumstances.

MATERIAL CHANGES IN THE AFFAIRS OF NORTHERN PERU

Except as otherwise described in this Directors’ Circular or as otherwise publicly disclosed, none of the Directors and Senior Officers of Northern Peru are aware of any information that indicates any material change in the affairs or prospects of Northern Peru since the date of its last published financial statements, being its unaudited interim financial statements for the three months ended September 30, 2007.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, there is no information that is known to the Directors that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission, price revision or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular have been approved by the Board of Directors and the delivery of this Directors’ Circular has been authorized by the Board of Directors.

GLOSSARY

In this Directors’ Circular, unless the context otherwise requires:

“Acquisition Proposal” has the meaning ascribed to that term under the heading “Agreements with Minmetals and Jiangxi — The Support Agreement — No Solicitation”;

“affiliate” has the meaning ascribed thereto in the BCSA;

“associate” has the meaning ascribed thereto in the BCSA;

“Board of Directors” means the board of directors of Northern Peru;

“Bonus Shares” means the bonus shares issuable pursuant to the Stock Option Plan;

“BCA” means the Business Corporations Act (British Columbia), as amended;

“BCSA” means the Securities Act (British Columbia), as amended;

“Change of Control Time” has the meaning given to it under the heading “Agreements with Minmetals and Jiangxi — The Support Agreement — Board of Directors Representation”;

“Compulsory Acquisition” means acquisition by the Offeror of all of the Shares not acquired under the Offer pursuant to the provisions of Section 300 the BCA and for the same price and on the same terms as contained in the Offer (unless a court determines otherwise);

“Confidentiality Agreement” means, collectively, the confidentiality agreement between Northern Peru and Minmetals dated March 16, 2007, as amended on October 1 and October 3, 2007 and the confidentiality agreement between Northern Peru and Jiangxi dated July 30, 2007;

“Contemplated Transactions” means the making of the Offer, the entering into of the Support Agreement and the Lock-up Agreements, the consummation of the transactions contemplated by the Support Agreement and the Lock-up Agreements and all actions and negotiations in the contemplation thereof, including the Offer, the take-up of Shares under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

“Directors” means the members of the Board of Directors being, as of the date of this Directors’ Circular, Ross Beaty, Anthony Floyd, K. Ross Cory, Marshall Koval, Donald Shumka and John Wright;

“Directors’ Circular” means this directors’ circular dated December 20, 2007;

“Disclosure Documents” means Northern Peru’s Notice of Meeting and Management Information and Proxy Circular dated October 5, 2007, Annual Information Form of the year ended June 30, 2007 and Management’s Discussion and Analysis contained in Northern Peru’s 2007 Annual Report (as amended), financial statements contained in Northern Peru’s 2007 Annual Report (as amended), and all interim financial statements, interim Management Discussion and Analyses and material change reports filed pursuant to applicable laws since September 30, 2007 and prior to December 5, 2007;

“Engagement Agreement” means an engagement agreement dated February 6, 2007 whereby Northern Peru engaged Genuity to act as its financial advisor with respect to exploring the strategic alternatives for Northern Peru;

“Expiry Time” means the minimum time, as required by applicable securities laws, that the Offer will be open for acceptance from the date the Offer is commenced, subject to the Offeror’s right to extend the period during which Shares may be deposited under the offer pursuant to the Support Agreement;

“Fairness Opinion” means the fairness opinion of Genuity, attached as Schedule “A” to this Directors’ Circular;

“Genuity” means Genuity Capital Markets, financial advisor to Northern Peru;

“Government Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, council, board, bureau or agent, domestic or foreign, (ii) subdivision, agent, commission, commissioner, board, or authority of any of the foregoing, (iii) self-regulatory authority, including the TSX, or (iv) quasi-

governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Jiangxi” means Jiangxi Copper Company Ltd., a corporation existing under the laws of the People’s Republic of China;

“Laws” means any laws, treaties, conventions, statutes, judgments, decisions, declarations, rulings, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Government Authority;

“Lock-up Agreements” means the lock-up agreements made as of December 5, 2007 between Minmetals, Jiangxi and each of the Principal Shareholders, as may be amended, supplemented or restated from time to time;

“Material Adverse Effect” means, with respect to any person, any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of such person and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Peru, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for copper in general, (v) in or relating to Canadian generally accepted accounting principles or regulatory accounting requirements, (vi) in or relating to any Laws or any interpretation thereof by any Government Authority, or (vii) relating to a change in the market trading price of the Shares either: (A) related to the Support Agreement and the Offer or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i) to (vi) above, provided, however, that such effect referred to in clauses (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) that person or its subsidiaries or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“Minimum Tender Condition” means there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the issued and outstanding Shares (on a fully-diluted basis), excluding Shares held by the Offeror and its affiliates;

“Minmetals” means China Minmetals Non-Ferrous Metals Co., Ltd., a corporation existing under the laws of the People’s Republic of China;

“Non-Completion Payment” means $15.9 million in immediately available funds;

“Northern Peru” means Northern Peru Copper Corp., a corporation incorporated under the laws of British Columbia and its subsidiaries unless the context requires otherwise;

“Northern Peru Reimbursement Event” means an event identified as such under “Agreement with Minmetals and Jiangxi — The Support Agreement — Termination of the Support Agreement”;

“Offer” means the offer to be made by the Offeror by way of a take-over bid for all of the outstanding Shares for $13.75 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase of the Offeror accompanying the take-over bid circular, letter of acceptance and transmittal and notice of guaranteed delivery of the Offeror dated December 20, 2007;

“Offeror” means Copper Bridge Acquisition Corp., a corporation incorporated under the laws of British Columbia;

“Offeror’s Circular” means the take over bid circular related to the Offer dated December 20, 2007;

“Offeror Percentage” means such number of directors of the Board of Directors (rounded up to the next whole number of directors), as is proportionate (determined after giving effect to the directors to be appointed or elected under this provision) to the percentage of the outstanding Shares owned by the Offeror and its affiliates;

“Offeror Reimbursement Event” means an event identified as such under “Agreement with Minmetals and Jiangxi — The Support Agreement — Termination of the Support Agreement”;

“Options” means the options granted pursuant to the Stock Option Plan through which Options may be granted to directors, officers and employees for the purchase of Shares;

“PRC Approvals” means any filings with, applications to or consents or approvals from the Ministry of Commerce, the National Development Reform Commission, the State Administration of Foreign Exchange and the State-owned Assets Supervision and Administration Commission in the People’s Republic of China;

“Principal Shareholders” means the members of the Board of Directors, being Ross Beaty, Anthony Floyd, K. Ross Cory, Donald Shumka, Marshall Koval and John Wright along with Sandra Lim, Chief Financial Officer of Northern Peru, David Strang, VP Corporate Development of Northern Peru, Robert Pirooz, Secretary of Northern Peru, Peter L. Hathaway, Vice-President of Exploration of Northern Peru, and Springleaf Enterprises, Ibrahim Abdulla, Bank Julius Baer & Co. Ltd., Lehman Brothers International Europe on behalf of BTR Global Growth Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Arbitrage Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Opportunity Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Prospector Trading Limited, Lehman Brothers International Europe on behalf of BTR Global Prospector II Trading Limited, Irongate Investments Corp. and Exploration Capital Partners 2000 Limited, each being significant Shareholders of Northern Peru;

“Representative” means, with respect to a person, any officer, director, employee, investment banker, legal advisor or other advisors, consultant, representative or agent of such person;

“SEDAR” means the Canadian Securities Administrators’ website at www.sedar.com;

“Senior Officers” has the meaning given to it in the Securities Act (British Columbia);

“Shares” means the common shares of Northern Peru;

“Shareholders” means, collectively, the holders of Shares;

“Special Committee” means the special committee of independent members of the Board of Directors, namely K. Ross Cory, Donald Shumka and John Wright;

“Stock Option Plan” means the Northern Peru’s Stock Option and Stock Bonus Plan adopted by the Shareholders on May 9, 2005, as amended from time to time;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Subsequent Acquisition Transaction” means an amalgamation, statutory arrangement merger or other transaction by which the Offeror may acquire Shares not deposited pursuant to the Offer in accordance with applicable law;

“Superior Proposal” has the meaning ascribed to that term under the heading “Agreements with Minmetals and Jiangxi — The Support Agreement — Ability of Northern Peru to Accept a Superior Proposal”;

“Support Agreement” means the Support Agreement made as of December 5, 2007 among Northern Peru, Minmetals and Jiangxi, as may be amended from time to time; and

“TSX” means the Toronto Stock Exchange.

GENUITY CAPITAL MARKETS CONSENT

We hereby consent to the references to the opinion dated December 5, 2007 of our firm in the circular of the Board of Directors of Northern Peru Copper Corp. dated December 20, 2007 (the “Directors’ Circular”) and to the inclusion of and references to the foregoing opinion in the Directors’ Circular.

Dated the 20th day of December, 2007.	(Signed) GENUITY CAPITAL MARKETS

C-1

CERTIFICATE

DATED: December 20, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the bid within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors,

(Signed) Ross J. Beaty	(Signed) K. Ross Cory
Chairman of the Board of Directors	Chairman of the Special Committee

C-2

SCHEDULE “A”
GENUITY CAPITAL MARKETS’ FAIRNESS OPINION

Genuity Capital Markets
Bentall Tower 5, PO Box 16
1068-550 Burrard Street
Vancouver, BC V6C 2B5

T 604.331.1444
F 604.331.1446
genuitycm.com

December 5, 2007

To The Special Committee of the Board of Directors and to the Board of Directors
Northern Peru Copper Corp.
1550-625 Howe St.
Vancouver, BC V6C 2T6

To the Members of the Special Committee and to the Board of Directors:

Genuity Capital Markets (“Genuity”) understands that Copper Bridge Acquisition Corp. (the “Offeror”) a corporation jointly owned by China Minmetals Nonferrous Metals Co., Ltd. (“Minmetals”) and Jiangxi Copper Company Ltd. (“Jiangxi”), intends to make an offer (the “Offer”) to purchase all of the outstanding common shares of Northern Peru Copper Corp. (“Northern Peru” or the “Company”), (including common shares that may become outstanding upon the exercise of stock options or by reason of existing rights to acquire bonus shares or any other contractual rights to acquire common shares) for C$13.75 in cash per common share of Northern Peru (the “Consideration”). The Offer will be made pursuant to the terms of a support agreement dated December 5, 2007 between Minmetals, Jiangxi and Northern Peru (the “Support Agreement”). The terms and conditions of the Offer are more fully described in the Support Agreement and the Offer and take-over bid circular of the Offeror (the “Take-over Bid Circular”). In connection with the Offer, we also understand that certain shareholders of Northern Peru, who collectively own or control approximately 42% of the issued and outstanding common shares in the capital of Northern Peru as at the date hereof, on a fully diluted basis, have signed lock-up agreements dated December 5, 2007 with Minmetals and Jiangxi (the “Lock-Up Agreements”) pursuant to which, among other things, such shareholders have agreed to tender their common shares to the Offer and not to withdraw them unless such Lock-Up Agreements are terminated in accordance with their terms.

The Board of Directors of the Company (the “Board”) has retained Genuity to act as a financial advisor to Northern Peru, the Board and the Special Committee of the Board of Directors (the “Special Committee”) to provide advice and assistance to the Special Committee and the Board in evaluating the Offer, including the preparation and delivery to the Special Committee and the Board of Genuity’s opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered pursuant to the Offer to the shareholders of Northern Peru.

Engagement

Genuity was formally engaged by the Board through an agreement between the Company and Genuity (the “Engagement Agreement”) dated February 6, 2007. The Engagement Agreement provides the terms upon which Genuity has agreed to act as a financial advisor to the Company in connection with a business combination during the term of the Engagement Agreement involving, Northern Peru or its securities such as a take-over bid, amalgamation, plan of arrangement or any other business combination. Pursuant to the Engagement Agreement, the Special Committee and the Board have requested that Genuity prepare and deliver the Opinion. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion, no portion of which is conditional upon the Opinion being favourable, and fees that are substantially all contingent on a change of control of the Company or certain other events. In addition, Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the directors’ circular which will be mailed to the shareholders of Northern Peru in connection with the Offer (the “Directors’ Circular”), and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada, in the United States and with the Toronto Stock Exchange.

Credentials of Genuity

Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Genuity as a firm. The form and content herein have been approved for release by a committee of its principals and other professionals of Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Genuity

Neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Company, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates, within the past two years other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Genuity and the Company, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates.

Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Minmetals, Jiangxi or the Offeror, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Minmetals, Jiangxi or the Offeror.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. Support Agreement;

2. Lock-up Agreements;

3. Site visit to the El Galeno property in Peru;

4. financial models, forecast and related confidential information provided by management of Northern Peru;

5. the preliminary short form prospectus of Northern Peru dated February 20, 2007;

6. annual reports to shareholders of Northern Peru for each of the years ended June 30, 2006 and 2007;

7. annual information forms of Northern Peru for the years ended June 30, 2006 and 2007;

8. interim consolidated financial statements and management’s discussion and analysis for the three month period ended September 30, 2007 for Northern Peru;

9. management information circulars for Northern Peru dated Sept. 26, 2006 and Oct. 9, 2007;

10.	El Galeno Copper Project, Peru Technical Report and related Pre-Feasibility Study conducted by Samuel Engineering, Inc. and released in February 2007 and amended April 2007;

11.	discussions with senior management of Northern Peru concerning Northern Peru’s financial condition, technical data, its future business prospects, the background to the Offer and potential alternatives to the Offer;

12.	discussions with senior management of the Offeror concerning the Offeror’s financial condition;

13.	discussions with legal counsel of each of Northern Peru and its Special Committee;

14.	public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;

15.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

16.	public information regarding the base metal industry;

17.	analyst research commentary on Northern Peru and other selected companies considered to be relevant;

18.	a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Northern Peru; and

19.	certain other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.

Genuity has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by Genuity. Genuity did not meet with the auditor of Northern Peru and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Northern Peru and the reports of the auditor thereon.

Prior Valuations

The Company has represented to Genuity that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or liabilities or its securities within the two years preceding the date hereof.

Assumptions and Limitations

Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities or assets and the Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which Northern Peru common shares may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Offer.

With the Company’s approval and as provided for in the Engagement Agreement, Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to us by or on behalf of the Company or any of its subsidiaries, associates and affiliates, or their respective directors, officers, associates, affiliates, consultants, agents and advisors, or otherwise obtained pursuant to our engagement (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to the financial models, forecasts, projections and estimates provided to Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company is inherently subject to uncertainty, and we have assumed that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Genuity in their capacity as senior officers in a certificate delivered as of the date hereof, among other things, that (i) the Information provided by the Company or any of its subsidiaries, associates and affiliates, and their respective directors, officers, associates, affiliates, consultants, agents or representatives either orally or in writing to Genuity for the purpose of the engagement under the Engagement Agreement or obtained by Genuity from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Company or its subsidiaries, associates and affiliates was, at the date the Information was provided to Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and that (ii) since the dates on which the Information was provided to Genuity, except the Offer, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates, and no material change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Genuity has made several assumptions, including that all of the conditions required to complete the Offer described in the draft Take-over Bid Circular will be met and that the disclosure provided in the draft Take-over Bid Circular and the draft Directors’ Circular with respect to Northern Peru and its subsidiaries and affiliates and the Offer is accurate in all material respects.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries, as they were reflected in the Information. In its analyses and in preparing the Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity.

The Opinion has been provided for the use of and to be relied upon by the Special Committee and the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity other than in the Directors’ Circular. The Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Opinion with effect after the date hereof.

Genuity believes that its analysis must be considered as a whole, and that selecting portions of the analysis or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion does not constitute a recommendation to the Special Committee, the Board or any shareholder of Northern Peru as to whether shareholders of Northern Peru should accept the Offer.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Genuity is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the shareholders of Northern Peru.

Yours very truly,

Genuity Capital Markets

Any questions or requests for assistance concerning the
information in this Directors’ Circular may be directed to:

NORTHERN PERU COPPER CORP.

1550 – 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Contact: Investor Relations

Telephone: (604) 687-0407
Facsimile: (604) 687-0147

Northern Peru’s transfer agent is:

PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Attention: Manager, Client Services

Fax: (604) 689-8144
Telephone: (604) 689-9853
E-mail: pacific@pctc.com

The Offeror’s Depositary and Information Agent for the Offer is:

North American Toll Free Phone:

1-800-775-5159

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

(BOWNE LOGO)

O38835

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
(1)	Reports that, in accordance with Canadian requirements, must be made publicly available in connection with the tender offer, but need not be disseminated to shareholders.

Exhibits

1.1*	Support agreement between China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Limited, and Northern Peru Copper Corp., dated December 5, 2007.
1.2*	Lock-up agreement with Ross J. Beaty, dated December 5, 2007.
1.3*	Lock-up agreement with non-management, dated December 5, 2007.
1.4*	Lock-up agreement with management, dated December 5, 2007.
1.5**	Press release, dated December 6, 2007.
1.6	Press release, dated December 20, 2007.
*	Incorporated by reference to Northern Peru Copper Corp.’s Form 6-K furnished to the Securities and Exchange Commission, dated December 18, 2007. (File No: 000-52299)

**	Incorporated by reference to Northern Peru Copper Corp.’s Form 6-K furnished to the Securities and Exchange Commission, dated December 7, 2007. (File No: 000-52299)
(2)	Not Applicable.

(3)	Not Applicable.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1. Undertaking
The Subject Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
2. Consent to Service of Process
(a) At the time of filing this Schedule, the Subject Company has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b) Any change to the name or address of the Subject Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Subject Company.

SIGNATURES
     By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHERN PERU COPPER CORP.

	By:	/s/ Robert Pirooz

	Name:	Robert Pirooz
	Title:	Secretary

Date: December 20, 2007